UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

BARNES GROUP INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

067806-10-9

(CUSIP Number)

Thomas O. Barnes 123 Main Street, Bristol, CT 06010, (860) 583-7070

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 3, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 067806-10-9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Thomas O. Barnes
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) 00
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person with	7. Sole Voting Power 4,861,643
8. Shared Voting Power 0
9. Sole Dispositive Power 2,368,800
10. Shared Dispositive Power 2,492,843

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,861,643
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 9.03%
14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 2 amends and supplements the Schedule 13D originally filed by Thomas O. Barnes (the “Reporting Person”), relating to the Common Stock, par value $0.01 per share (the “Common Stock.”) as amended by Amendment No. 1 to Schedule 13D filed on June 11, 2007 (collectively the “Prior Filings”). Unless otherwise defined, capitalized terms used in this Amendment No. 2 shall have the meaning ascribed to them in Prior Filings.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is supplemented by adding the following:

On January 3, 2008, the Reporting Person became the trustee of a family trust (the “Trust”) which held in the aggregate on that date 1,316,488 shares of Common Stock of the Company. The Reporting Person paid no consideration for assuming the position of trustee of the Trust.

Item 4.	Purpose of Transaction

Item 4 is supplemented by adding the following:

The purpose of the transaction that resulted in the Reporting Person becoming a beneficial owner of the shares held in the Trust was to serve as the trustee of the Trust. The Reporting Person has no specific plans at this time for the acquisition or disposition of securities of the Company. The Reporting Person, however, may from time to time in the future acquire or dispose of such securities for his own benefit or the benefit of the Trusts or other entities with which he is associated when personal needs, or the needs or investment objectives of the Trust or other entities, warrant such transactions. Except as stated above, the Reporting Person has no plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 is supplemented by adding the following:

(a)	To the knowledge of the Reporting Person, as of November 2, 2007, there were 53,775,754 shares of Common Stock of Barnes Group Inc. as set forth in the Form 10Q for the quarter ended October 31, 2007. The Reporting Person beneficially owned as of the date of this report 4,861,643 shares of Common Stock of the Company, representing 9.03% of the outstanding Common Stock.

(b)	As of January 18, 2008, the Reporting Person has the sole power to vote or to direct the vote of 4,861,643 shares, sole power to dispose of 2,368,800 shares, and shared power to direct the disposition of 2,492,843 shares of Common Stock.

(c)	On January 2, 2008, one of the trusts of which the Reporting Person is the Trustee disposed of 12,072 shares in a gift transaction.

(d)	On January 3, 2008, the Reporting Person became the trustee of a family trust (the “Trust”) which held in the aggregate on that date 1,316,488 shares of Common Stock of the Company. The Reporting Person paid no consideration for assuming the position of trustee of the Trust.

(e)	Other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of the Common Stock. None of such other persons has any right or power relating to more than five percent of the total amount of Common Stock outstanding.

(f)	Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule 13D is true, complete and correct.

January 29 , 2008
Date

/s/ Thomas O. Barnes
Signature

Thomas O. Barnes
Name/Title

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